                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                               RESPONSE USA, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   761235 40 7
                                 (CUSIP Number)


                            BERT BEDROSIAN, PRESIDENT
                                    BKR, INC.
                             7944 E. BECK LANE, #210
                            SCOTTSDALE, ARIZONA 85260
                                 (602) 483-9337
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 19, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                        ---------------------
    CUSIP NO. 761235 40 7                                    PAGE 2 OF 6 PAGES
----------------------------------                        ---------------------

================================================================================
            NAME OF REPORTING PERSON
1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    BKR, INC., a Nevada corporation (88-0371100)
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                    OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                                   -0-
             NUMBER OF                ------------------------------------------
              SHARES                     8     SHARED VOTING POWER
            BENEFICIALLY
             OWNED BY                              380,000
               EACH                   ------------------------------------------
             REPORTING                   9     SOLE DISPOSITIVE POWER
              PERSON
               WITH                                -0-
                                      ------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                                   380,000
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    380,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    5.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                    CO
================================================================================

                                  SCHEDULE 13D

----------------------------------                        ---------------------
    CUSIP NO. 761235 40 7                                    PAGE 3 OF 6 PAGES
----------------------------------                        ---------------------

================================================================================
            NAME OF REPORTING PERSON
1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Bert Bedrosian
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                    OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Arizona
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                                   -0-
             NUMBER OF               -------------------------------------------
              SHARES                     8     SHARED VOTING POWER
            BENEFICIALLY
             OWNED BY                              380,000
               EACH                  -------------------------------------------
             REPORTING                   9     SOLE DISPOSITIVE POWER
              PERSON
               WITH                                -0-
                                      ------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                                   380,000
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    380,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    5.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                    IN
================================================================================

                                  SCHEDULE 13D

----------------------------------                        ---------------------
    CUSIP NO. 761235 40 7                                    PAGE 4 OF 6 PAGES
----------------------------------                        ---------------------

================================================================================
            NAME OF REPORTING PERSON
1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Robin Bedrosian
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                    OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Arizona
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                                   -0-
             NUMBER OF                ------------------------------------------
              SHARES                     8     SHARED VOTING POWER
            BENEFICIALLY
             OWNED BY                              380,000
               EACH                   ------------------------------------------
             REPORTING                   9     SOLE DISPOSITIVE POWER
              PERSON
               WITH                                -0-
                                      ------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                                   380,000
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    380,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    5.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                    IN
================================================================================

----------------------------------                        ---------------------
    CUSIP NO. 761235 40 7                                    PAGE 5 OF 6 PAGES
----------------------------------                        ---------------------


ITEM 1.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock were issued to BKR pursuant to a Purchase Agreement dated March 4, 1997 (the "Purchase Agreement") whereby the Company acquired certain assets of BKR in exchange for the stock which was issued at a price of $3.016 per share.

ITEM 5.  Interest in Securities of the Issuer.

         As of September 19, 1997, the Reporting Persons beneficially own 380,000 shares of the Company's Common Stock, comprising approximately 5.7% of the shares outstanding. The percentage used herein is calculated based upon the 6,596,589 shares of Common Stock of the Company stated by the Company as issued and outstanding as of October 4, 1997, as reported in the Company's Form 10K. The Reporting Persons have shared voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. None of the Reporting Persons have effected any transactions in the shares of the Common Stock in the past sixty (60) days prior to September 19, 1997, except as indicated below:


             DATE             TRANSACTION                # OF SHARES        PRICE PER SHARE
             ----             -----------                -----------        ---------------
            5-12-97             Transfer                    594,164              3.016
            8-19-97             Sale                          5,000              3.50
            8-20-97             Sale                          5,000              3.00
            8-21-97             Sale                          5,000              3.25
            8-22-97             Sale                          5,000              3.50
            8-25-97             Sale                          5,000              3.50
            8-26-97             Sale                         10,000              3.625
            8-27-97             Sale                          5,000              3.55
            8-28-97             Sale                          5,000              3.875
            8-29-97             Sale                          5,000              3.8125
            9-2-97              Sale                          5,000              3.8125
            9-3-97              Sale                          5,000              3.8125
            9-4-97              Sale                          5,000              3.875
            9-5-97              Sale                          5,000              3.875
            9-8-97              Sale                          5,000              3.875
            9-9-97              Sale                          5,000              3.875
            9-10-97             Sale                          5,000              3.875
            9-11-97             Sale                          5,000              3.875
            9-12-97             Sale                          5,000              3.875
            9-15-97             Sale                          5,000              3.575
            9-16-97             Sale                          5,000              3.4
            9-17-97             Sale                          5,000              3.375
            9-18-97             Sale                          5,000              3.375
            9-19-97             Sale                          5,000              3.375

         No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividend or the proceeds of sale of the shares of Common Stock.

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    CUSIP NO. 761235 40 7                                    PAGE 6 OF 6 PAGES
----------------------------------                        ---------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1997                             BKR, INC.,
                                                   a Nevada corporation


                                                   By: /s/ BERT BEDROSIAN
                                                       -------------------------
                                                           Bert Bedrosian,
                                                           President



                                                       /s/ BERT BEDROSIAN
                                                       -------------------------
                                                           Bert Bedrosian



                                                       /s/ ROBIN BEDROSIAN
                                                       -------------------------
                                                           Robin Bedrosian